Confederate Motors, Inc.
2222 5th Avenue South
Birmingham, Alabama 35233

October 6, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Confederate Motors, Inc. Registration Statement on Form S-1 Filed March 30, 2009 File No. 333-158300

Dear Mr. Webb:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Confederate Motors, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-1 filed with the Commission on March 30, 2009 (SEC File No. 333-158300) along with any exhibits filed thereto (the “Registration Statement”).

Such withdrawal is requested, as the Company decided not to register certain shares for resale. As a result, the Company determined that it should withdraw the S-1. Furthermore, no securities have been sold regarding the Form S-1 Registration Statement offering. The Registration Statement has not been declared effective by the Commission.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible. If you have any questions regarding this application, please contact our legal counsel, Gregg E. Jaclin at (732) 409-1212.

Very truly yours,

Confederate Motors, Inc.

By:	/s/ H. Matthew Chambers H. Matthew Chambers Chief Executive Officer